Exhibit 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax earnings	$763,126	$765,993	$723,782	$750,570	$543,570

Fixed charges	81,807	81,725	79,481	77,152	71,570

Earnings before fixed charges	$844,933	$847,718	$803,263	$827,722	$615,140

Fixed charges:
Interest expense*	$79,187	$79,449	$76,980	$74,669	$69,260

Amortization of bond issue costs	1,274	1,063	928	860	672

Estimated interest factor of rental expense	1,346	1,213	1,573	1,623	1,638

Total fixed charges	$81,807	$81,725	$79,481	$77,152	$71,570

Ratio of earnings to fixed charges	10.3	10.4	10.1	10.7	8.6

Earnings before fixed charges	$844,933	$847,718	$803,263	$827,722	$615,140
Interest credited for deposit products	70,555	71,918	70,746	69,742	64,799

Adjusted earnings before fixed charges	$915,488	$919,636	$874,009	$897,464	$679,939

Fixed charges	$81,807	$81,725	$79,481	$77,152	$71,570
Interest credited for deposit products	70,555	71,918	70,746	69,742	64,799

Adjusted fixed charges	$152,362	$153,643	$150,227	$146,894	$136,369

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.0	6.0	5.8	6.1	5.0

Rental expense	$4,079	$3,677	$4,767	$4,919	$4,963

Estimated interest factor of rental expense (33%)	$1,346	$1,213	$1,573	$1,623	$1,638

*	There was no interest capitalized in any period indicated.